UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No Fee Required)

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No Fee Required)

For the transition period from              to

Commission file number 1-3671

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

GENERAL DYNAMICS CORPORATION

HOURLY EMPLOYEES

SAVINGS AND STOCK INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

GENERAL DYNAMICS CORPORATION

2941 Fairview Park Drive, Suite 100

Falls Church, Virginia 22042-4513

GENERAL DYNAMICS CORPORATION HOURLY EMPLOYEES

SAVINGS AND STOCK INVESTMENT PLAN

Index to Financial Statements and Exhibit

Page
(a) FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	2

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2006	3

Notes to Financial Statements	4 – 12

(b) SIGNATURE

(c) EXHIBIT

Exhibit 23.1 Consent of Independent Registered Public Accounting firm

Report of Independent Registered Public Accounting Firm

To the Participants in and Administrator of the General Dynamics Corporation

Hourly Employees Savings and Stock Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the General Dynamics Corporation Hourly Employees Savings and Stock Investment Plan (the Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

McLean, Virginia
June 27, 2007

GENERAL DYNAMICS CORPORATION HOURLY EMPLOYEES

SAVINGS AND STOCK INVESTMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
Assets:
Investments in Master Trust at fair value (note 4)	$754,000,035	576,803,317
Investments in Master Trust at contract value (notes 6 and 7)	282,160,234	312,654,730
Participant loans held in the Master Trust (note 4)	27,925,737	25,980,954
Contributions receivable – employer	31,550	—

Total assets	1,064,117,556	915,439,001

Liabilities:
Accrued administrative expenses	271,317	286,914

Net assets available for benefits	$1,063,846,239	915,152,087

See accompanying notes to financial statements.

2

GENERAL DYNAMICS CORPORATION HOURLY EMPLOYEES

SAVINGS AND STOCK INVESTMENT PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2006

Additions to net assets attributed to:
Participation in income of Master Trust (note 4)	$158,051,470

Contributions:
Participant	41,155,221
Employer	19,257,048

60,412,269

Total additions	218,463,739

Deductions from net assets attributed to:
Benefits paid to participants	68,346,981
Administrative expenses	1,422,606

Total deductions	69,769,587

Net increase	148,694,152

Net assets available for benefits:
Beginning of year	915,152,087

End of year	$1,063,846,239

See accompanying notes to financial statements.

3

GENERAL DYNAMICS CORPORATION HOURLY EMPLOYEES

SAVINGS AND STOCK INVESTMENT PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(1)	Plan Description

The following description of the General Dynamics Corporation Hourly Employees Savings and Stock Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering eligible hourly employees of General Dynamics Corporation (the Company or the Plan Sponsor). The Plan is one of two plans that comprise the General Dynamics Corporation Savings and Stock Investment Plan Master Trust (Master Trust). The Plan Document was revised effective January 1, 2006, with all prior statutory requirements carried forward in the Plan. The 2006 revisions did not significantly impact the Plan. Substantially all hourly employees of the Company are eligible to participate in the Plan immediately upon hire, except those considered ineligible by a collective bargaining agreement where retirement benefits were the subject of good faith bargaining. The Company is the Plan Sponsor and the Plan Administrator.

(b)	Plan Administration

The Northern Trust Company (TNT) holds the Plan’s assets as the Plan’s trustee. Hewitt Associates, LLC is the Plan’s recordkeeper.

(c)	Contributions

Participant contribution percentages vary based on the business unit with whom the participant is employed. Contribution percentages range from 1 percent to 50 percent of eligible compensation on a pre-tax basis, up to the statutory limits. Participants should refer to the Plan document for a more complete description of the allowable contribution percentages.

Most Company Matching Contributions made to the Plan are invested in the Company’s common stock; however, at certain business units, the Company match follows the participant’s election. The match amount varies based on the business unit with whom the participant is employed. At some business units, participants that are eligible for the Company’s Matching Contribution and invest 100 percent of their contribution in the General Dynamics Stock Fund, receive a Company Matching Contribution equal to 100 percent of their contribution to the General Dynamics Stock Fund, per limits defined in the Plan. Participants that are eligible for the Company Matching Contribution, but invest less than 100 percent in the General Dynamics Stock Fund, receive a 50 percent Company Matching Contribution in the General Dynamics Stock Fund, per limits described in the Plan.

(d)	Participant Accounts

Each participant directs his or her contributions to be invested in various funds. Changes to investment elections can be made according to rules set by the Plan Administrator. Each participant’s account is credited with allocations of (a) his or her pre-tax contributions, (b) the Company’s contributions, and (c) the earnings on account balances. The benefit to which a participant is entitled is the vested balance of his or her account.

4	(Continued)

GENERAL DYNAMICS CORPORATION HOURLY EMPLOYEES

SAVINGS AND STOCK INVESTMENT PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(e)	Vesting

Participants are eligible to participate in the Plan upon hire, and participants’ contributions vest immediately. Vesting in the Company’s contribution portion of participants’ accounts is based on years of continuous service. Although the time required for vesting varies based on the business unit with whom the participant is employed, all participants are 100 percent vested after three years of continuous service. At some business units, contributions invested in the General Dynamics Stock Fund must be maintained in that fund for five years before becoming eligible for transfer to any other fund. These are classified as non-participant-directed investments. With the exception of the General Dynamics Stock Fund, all investment funds are participant directed.

(f)	Participant Loans

The Plan permits active participants and employed inactive participants to borrow the lesser of $50,000 or 50 percent of the vested amount in their accounts (as limited by the Plan and the Internal Revenue Code (IRC)). Participants are permitted to repay the loan by regular payroll deductions over a period of up to five years. Loans are issued at the prime rate of interest. The Plan also offers primary residence loans (up to 20 years), which are secured by the balance in the participants’ account. Participant loans outstanding at December 31, 2006 bear interest at rates that range from 4.0 percent to 10.5 percent.

(g)	Payment of Benefits

On termination of service due to death, disability, or retirement, a participant (or designated beneficiary) may elect to (a) receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account, (b) roll over the value of the participant’s vested interest in his or her account into another qualified plan, (c) receive annual installment payments over a specified period or in specified amounts, or (d) receive a partial distribution of the participant’s total account balance. Participants may also receive hardship withdrawals under the provisions of the IRC in a lump-sum payment. Active participants are eligible to receive in-service, hardship, or age 59 1/2 withdrawals.

(h)	Forfeited Accounts

During the year ended December 31, 2006, participants’ forfeited nonvested accounts totaled $289,309. These amounts were used to reduce employer contributions.

(i)	Administrative Expenses

The Master Trust generally pays the administrative expenses of the Plan. The plan document provides that the Company may reimburse the Plan for administrative expenses. The Company did not reimburse any administrative expenses in 2006 or 2005.

Company employees perform certain administrative functions that are not reimbursed by the Master Trust. The plan document provides that the Company is entitled to reimbursement for certain costs incurred on behalf of the Plan. The Company did not seek reimbursement for these costs in 2006 or 2005.

5	(Continued)

GENERAL DYNAMICS CORPORATION HOURLY EMPLOYEES

SAVINGS AND STOCK INVESTMENT PLAN

Notes to Financial Statements

December 31, 2006 and 2005

Administrative expenses may be specifically identified to the two plans that participate in the Master Trust or these expenses may be attributable to the Master Trust in general. Specifically identified fees of the Plan for 2006 were $1,422,606, and are reflected as administrative expenses in the Statement of Changes in Net Assets Available for Benefits. General expenses (primarily investment management and trustee fees) of the Master Trust in 2006 were $1,583,047. A portion of these expenses are allocated to the Plan using the percentage of the Plan’s interest in the net assets of the Master Trust. For the year ended December 31, 2006, approximately $237,000 of general expenses related to the Plan were included as a reduction of participation in the net income of the Master Trust.

(2)	Summary of Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements are prepared under the accrual basis of accounting.

(b)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value using the quoted market price of the underlying assets (see note 6). Common collective trusts are valued at net unit value. Participant loans are valued based on the remaining unpaid principal balance plus any accrued but unpaid interest. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

(c)	Payment of Benefits

Benefits are recorded when paid.

(d)	Use of Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(e)	Reclassifications

Certain prior-year amounts have been reclassified to conform to current-year presentation.

(3)	Tax Status

The Internal Revenue Service (IRS) issued a favorable determination letter on August 19, 2003, indicating that the Plan is a qualified profit-sharing plan under Section 401(a) of the IRC. The Plan is exempt from federal income tax under Section 501(a) of the IRC. Although the Plan has been amended subsequent to the date of the latest determination from the IRS, the Plan Administrator and the Plan’s tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

6	(Continued)

GENERAL DYNAMICS CORPORATION HOURLY EMPLOYEES

SAVINGS AND STOCK INVESTMENT PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(4)	Investments

The Plan’s investments are held by the Master Trust, which was established for the investment of the Plan’s assets and the assets of the General Dynamics Corporation Savings and Stock Investment Plan (collectively, the Plans). Each of the Plans has an undivided interest in the Master Trust.

At December 31, 2006 and 2005, the Plan’s interest in the net assets of the Master Trust was approximately 15 percent. Net assets and net participation in the income of the Master Trust are allocated to the Plans according to their percentage interest in the Master Trust.

TNT uses a portion of the Master Trust’s investments to engage in securities lending. The securities on loan and related collateral are valued daily to ensure adequate collateralization levels in relation to the securities on loan. The loaned security is delivered to the borrower, and collateral is received by TNT either simultaneously or in advance of security delivery. The total market value of collateralized securities on loan from the Master Trust at December 31, 2006 and 2005 was $645,491,756 and $1,247,042,666, respectively. Net income generated for the Master Trust from securities lending activities for the year ended December 31, 2006 was $1,127,717.

The following table presents the reported fair value of investments for the Master Trust as of December 31, 2006 and 2005:

	2006	2005
General Dynamics Corporation common stock+	$2,539,712,126	1,800,780,102
Guaranteed Investment Contracts (GICs)*	1,873,040,330	2,003,370,844
Units of common collective trust, fair value	1,688,868,243	1,577,759,462
Investments in registered investment companies	494,563,767	204,712,514
Investments in fixed income securities *	345,097,316	336,070,728
Participant loans	109,138,305	100,366,656
Cash and cash equivalents, and other	97,583,329	57,163,667
Securities on loan	645,491,756	1,247,042,666

Total assets	7,793,495,172	7,327,266,639

Pending trade sales/purchases, net	78,137,531	18,726,804
Liability for collateral deposits	661,350,083	1,276,427,425

Total liabilities	739,487,614	1,295,154,229

Total investments of Master Trust	$7,054,007,558	6,032,112,410

+	The General Dynamics Stock Fund consists of $2,539,712,126 and $1,800,780,102 of General Dynamics common stock and $28,867,827 and $35,545,136 of cash equivalents at December 31, 2006 and 2005, respectively.
*	Balance contains collateral on loaned securities in the amount of $569,422,355 and $1,112,485,773 for GICs and $91,927,728 and $163,941,652 for fixed-income securities at December 31, 2006 and 2005, respectively.

7	(Continued)

GENERAL DYNAMICS CORPORATION HOURLY EMPLOYEES

SAVINGS AND STOCK INVESTMENT PLAN

Notes to Financial Statements

December 31, 2006 and 2005

The Plans’ interests in the Master Trust’s total investments at December 31, 2006 and 2005 were as follows:

	2006	2005
General Dynamics Corporation Savings and Stock Investment Plan	$5,989,921,552	5,116,673,409
General Dynamics Corporation Hourly Employees Savings and Stock Investment Plan	1,064,086,006	915,439,001

Total	$7,054,007,558	6,032,112,410

Net investment income for the Master Trust for the year ended December 31, 2006 consisted of the following:

Appreciation of General Dynamics Corporation common stock	$568,358,398
Appreciation of investments in common collective trusts	236,874,191
Appreciation of investments in registered investment companies	43,777,451
Depreciation of investments in fixed-income securities	(2,093,319)
Interest	111,015,958
Dividends	36,099,913
Net interest earned on securities lending transactions	1,127,717
Administrative expenses	(1,583,047)

$993,577,262

The Plans’ interests in the Master Trust’s investment income for the year ended December 31, 2006 were as follows:

General Dynamics Corporation Savings and Stock Investment Plan	$835,525,792
General Dynamics Corporation Hourly Employees Savings and Stock Investment Plan	158,051,470

Total	$993,577,262

8	(Continued)

GENERAL DYNAMICS CORPORATION HOURLY EMPLOYEES

SAVINGS AND STOCK INVESTMENT PLAN

Notes to Financial Statements

December 31, 2006 and 2005

The Master Trust’s investments that represent 5 percent or more of the Master Trust’s beginning net assets as of January 1, 2006 and 2005 were as follows:

	2006	2005
General Dynamics Corporation common stock	$2,539,712,126	1,800,780,102
Guaranteed investment contracts:
Met Life 25154	936,654,102	973,130,735
Met Life 25155	913,487,010	992,983,213
Investments in common collective trusts:
MFB NTGI – QM COLTV DAILY S&P 500 EQTY	1,541,283,434	1,419,180,955

Five percent of the Master Trust’s beginning net assets were $303,295,077 and $287,819,796 as of January 1, 2006 and 2005, respectively.

(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. In the event the Plan is terminated, each participant will automatically become vested in his or her unvested Company contributions. Each participant will receive payments based on the specific dollar amounts and shares of the Company’s common stock in his or her account.

(6)	Investment Contracts with Insurance Companies

Most investments held by the Master Trust are recorded at quoted market value as stated on public exchanges. As of December 31, 2006 and 2005, the GICs included in the Master Trust were reported at contract value because they have been determined to be fully benefit responsive (i.e., participants may direct the withdrawal or transfer of all or a portion of their investment at contract value). There are no reserves against contract value for credit risk of the contract issuers or other matters. The contract values of the GICs are presented excluding the effect of any loaned securities and include accrued interest/expense. The contract value of the GICs at December 31, 2006 and 2005 was $1,859,391,867 and $1,977,735,474, respectively, as compared to the fair value of $1,859,851,806 and $1,988,323,716, respectively. The average yield and crediting interest rates ranged from 2.93 percent to 12.30 percent for 2006 and 2005. The crediting interest rate is based on a formula agreed with the contract issuer, but may not be less than zero. Such interest rates are reviewed by the investment manager on a quarterly basis for resetting.

(7)	Derivative Financial Instruments

To reduce interest rate risk, the Master Trust has entered into U.S. Treasury and Agency Bond futures contracts. These futures contracts serve to match the price sensitivity and duration of the Master Trust assets with the duration of various benchmarks of the Master Trust. The futures contracts the Master Trust

9	(Continued)

GENERAL DYNAMICS CORPORATION HOURLY EMPLOYEES

SAVINGS AND STOCK INVESTMENT PLAN

Notes to Financial Statements

December 31, 2006 and 2005

generally enters into are contracts to purchase U.S. Treasury or Agency Bonds, Notes, or Bills at a fixed price on a set date in the future, generally during the next three to six months. The Master Trust pays or receives cash daily for changes in market price of these instruments, with gains or losses reflected in investment income. Total mark-to-market loss was approximately $352,000 for the year ending December 31, 2006. The Master Trust had no derivative instruments designated as cash flow or fair value hedges during 2006 or 2005.

(8)	Non-participant Directed Investments

The net assets and the significant components of the changes in net assets relating to the non-participant - directed investments of the Plan as of and for the year ended December 31, 2006 were as follows:

General Dynamics Stock Fund, beginning of year	$331,869,502

Change in net assets:
Participation in income of the Master Trust	110,806,705
Participants’ contributions	32,265,896
Employer’s contributions	17,135,254
Distributions to participants	(26,192,887)
Interfund transfers	28,420,505

Net increase	162,435,473

General Dynamics Stock Fund, end of year	$494,304,975

(9)	Party-in-Interest Transactions

The Plan may, at the discretion of the Plan’s participants or via the Company match, invest through the Master Trust an unlimited amount of its assets in the Company’s common stock. The Master Trust held 34,182,433 and 31,592,902 shares of the Company’s common stock as of December 31, 2006 and 2005, respectively. Dividends earned by the Master Trust on the Company’s common stock were $29,442,391 for the year ended December 31, 2006.

On March 1, 2006, the Company’s board of directors authorized a two-for-one stock split, which was effected in the form of a 100 percent stock dividend distributed on March 24, 2006, to shareholders of record at the close of business on March 13, 2006. The above share data has been restated to reflect the stock split.

10	(Continued)

GENERAL DYNAMICS CORPORATION HOURLY EMPLOYEES

SAVINGS AND STOCK INVESTMENT PLAN

Notes to Financial Statements

December 31, 2006 and 2005

The Plan also invests through the Master Trust in the COLTV Short-Term Investment Fund, the COLTV Daily S&P 500 Equity Fund, and the COLTV Daily Russell 2000 Fund. These funds are managed by TNT, a party-in-interest to the Plan. The following table summarizes the shares held by the Master Trust in these funds at December 31, 2006 and 2005:

	2006	2005
COLTV Short-Term Investment Fund	90,168,337	53,660,442
COLTV Daily S&P 500 Equity Fund	401,180	428,029
COLTV Daily Russell 2000 Fund	160,685	160,685

The following table summarizes the interest earned and realized gains recognized by the Master Trust on these funds for the year ended December 31, 2006:

COLTV Short-Term Investment Fund	$4,828,907
COLTV Daily S&P 500 Equity Fund	42,950,660
COLTV Daily Russell 2000 Fund	—

(10)	Reconciliation of Financial Statements to Form 5500

Benefit requests that have been processed and approved for payment prior to December 31, 2006 but not yet paid as of that date are not reported in the financial statements until the subsequent year but are included in amounts allocated to withdrawing participants on the Form 5500 for 2006.

The following is a reconciliation of net assets available for benefits at December 31, 2006 and 2005 as reported in the financial statements to the Form 5500:

	2006	2005
Net assets available for benefits as reported in the financial statements	$1,063,846,239	915,152,087
Amounts allocated to withdrawing participants	(760,159)	(220,983)

Net assets available for benefits as reported in the Form 5500	$1,063,086,080	914,931,104

The following is a reconciliation of benefits paid to participants for the year ended December 31, 2006 as reported in the financial statements to the Form 5500:

Benefits paid to participants as reported in the financial statements	$68,346,981
Amounts allocated to withdrawing participants at December 31, 2006	760,159
Amounts allocated to withdrawing participants at December 31, 2005	(220,983)

Benefits paid to participants as reported in the Form 5500	$68,886,157

11	(Continued)

GENERAL DYNAMICS CORPORATION HOURLY EMPLOYEES

SAVINGS AND STOCK INVESTMENT PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(11)	Subsequent Events

Effective January 1, 2007, the Plan was renamed the General Dynamics Corporation Savings and Stock Investment Plan for Represented Employees.

As a result of plan restructuring effective January 1, 2007, all non-union participants ceased participation in the Plan and began participating in the newly created General Dynamics Corporation Savings and Stock Investment Plan (Plan 5.0) (the “SSIP 5.0”). On January 3, 2007, affected participants’ account balances in the amount of $135,246,368 were transferred to the SSIP 5.0.

In addition, effective January 1, 2007, all union employees ceased participation under the General Dynamics Corporation Savings and Stock Investment Plan (Plan 3.0) (the “SSIP 3.0”), formerly the General Dynamics Corporation Savings and Stock Investment Plan, and began participating under this Plan. On January 3, 2007, affected participants’ account balances in the amount of $318,249 were transferred from the SSIP 3.0 into the Plan.

12

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GENERAL DYNAMICS CORPORATION

As Plan Administrator of the General Dynamics Corporation Hourly Employees Savings and Stock Investment Plan

By	/s/ Henry C. Eickelberg
Henry C. Eickelberg
Vice President, Human Capital Processes

Dated: June 27, 2007

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